大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 Fax (65) 65342334
www.uobgroup.com

SUPPL

Our ref: ANN2002'03/UOB2003/UOB-A06-Results/atl

28 February 2003

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SEC MAIL PROCESSING
RECEIVED
MAR 13 2003
WASH. D.C. 181 SECTION

[redacted]

03007583

1) RESULTS FOR THE YEAR ENDED 31 DECEMBER 2002

2) RETIREMENT OF MR LEE HEE SENG, SENIOR DEPUTY CHAIRMAN

Dear Sir

We enclose 2 copies of our Announcements, both dated 28 February 2003, one on each of the above matter, for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Leo Hee Wui
Assistant Secretary

Enc

dlw 3/26

SINGAPORE MALAYSIA THAILAND BRUNEI PHILIPPINES INDONESIA HONG KONG CHENGDU GUANGZHOU SHANGHAI SHENZHEN XIAMEN BEIJING

大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic Of Singapore)

To : All Shareholders

The Board of Directors of United Overseas Bank Limited wishes to make the following announcement:

1. AUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2002

	Group		Incr /
	31.12.02	31.12.01	(Decr)
	S$'000	S$'000	%
Interest income	**3,752,479**	3,413,284	9.9
Less: Interest expense	**1,583,358**	1,984,133	(20.2)
Net interest income	**2,169,121**	1,429,151	51.8
Dividend income	**31,881**	33,701	(5.4)
Fee and commission income	**500,545**	355,201	40.9
Rental income	**78,426**	75,947	3.3
Other operating income	**299,272**	330,091	(9.3)
Income before operating expenses	**3,079,245**	2,224,091	38.4
Less: Staff costs	**536,354**	442,657	21.2
Other operating expenses	**537,623**	431,186	24.7
	1,073,977	873,843	22.9
Operating profit before goodwill amortisation and provisions	**2,005,268**	1,350,248	48.5
Less: Goodwill amortisation	**195,554**	47,806	309.1
Less: Provisions	**451,482**	164,795	174.0
Operating profit after goodwill amortisation and provisions	**1,358,232**	1,137,647	19.4
Exceptional item [(1)]	**(48,065)**	(11,997)	300.6
Share of profit of associates	**123,403**	71,912	71.6
Profit from ordinary activities before tax	**1,433,570**	1,197,562	19.7
Less: Tax			
- The Group	**314,247**	243,263	29.2
- Associates	**25,479**	25,725	(1.0)
Profit after tax	**1,093,844**	928,574	17.8
Minority interests	**(29,644)**	(3,995)	642.0
Net profit attributable to members	**1,064,200**	924,579	15.1

Note (1) : This comprised restructuring and integration costs as a result of the acquisition and merger of Overseas Union Bank Limited.

大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic Of Singapore)

2. SELECTED BALANCE SHEET DATA

	Group			Bank		
	31.12.02	31.12.01	Incr/ (Decr)	**31.12.02**	31.12.01	Incr/ (Decr)
	S$'000	S$'000	%	**S$'000**	S$'000	%
(a) Assets						
Total assets	**107,469,421**	113,888,094	(5.6)	**93,225,652**	64,993,261	43.4
Loans and advances including trade bills (non-bank customers)	**58,884,007**	60,892,094	(3.3)	**49,956,235**	23,495,841	112.6
(b) Liabilities						
Deposits (non-bank customers)	**67,918,581**	74,451,684	(8.8)	**57,931,265**	36,484,724	58.8
Total deposits including bankers' deposits	**87,220,639**	92,545,491	(5.8)	**77,319,593**	49,047,877	57.6
Subordinated debts (unsecured) - due after one year	**1,294,399**	3,639,095	(64.4)	**1,294,399**	3,639,095	(64.4)
Debts issued (secured)[2] - due within one year	**852,411**	518,058	64.5	**-**	-	-
(c) Capital and reserves						
Issued and paid-up capital	**1,571,603**	1,571,109	-	**1,571,603**	1,571,109	-
Total shareholders' funds	**12,652,638**	12,716,839	(0.5)	**11,284,098**	10,582,486	6.6
(d) Net asset value per ordinary share based on existing issued share capital as at end of the financial year (S$)	**8.05**	8.09	(0.5)	**7.18**	6.74	6.5

Note (2): These debts are issued by the special purpose entity ("SPE"), Archer 1 Limited, and secured by a first floating charge in favour of the trustees on all assets of the SPE.

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic Of Singapore)

3. OTHER INFORMATION

	Group		
	31.12.02	31.12.01	Incr/ (Decr)
	S$'000	S$'000	%
(a) Net profit attributable to shareholders:-			
6 months ended 30 June	**591,068**	454,570	30.0
6 months ended 31 December	**473,132**	470,009	0.7
Total for the financial year	**1,064,200**	924,579	15.1
(b) Depreciation	**114,536**	96,119	19.2
(c) Net profit as a percentage of average total shareholders' funds			
- including goodwill amortisation	**8.3**	10.8	(23.1)
- excluding goodwill amortisation	**9.8**	11.3	(13.3)
(d) Earnings per share (cents)			
- Basic	**67.7**	77.3	(12.4)
- Fully diluted	**67.7**	77.3	(12.4)

(e) With effect from 1 January 2002, the Group has adopted the revised Statement of Accounting Standard ("SAS") 12 on Income Taxes. In addition, the financial statements of Archer 1 Limited ("Archer") [(3)], a special purpose entity ("SPE"), has been consolidated in accordance with Interpretation of Statement of Accounting Standard ("INT") 5: Consolidation - Special Purpose Entities. These changes have no material impact on the financial statements of the Bank and Group for the year ended 31 December 2002. The comparatives for 2001 have been restated accordingly.

Other than the above, the same accounting policies and methods of computation have been followed in the financial statements for the year ended 31 December 2002 as compared to those for the year ended 31 December 2001.

(f) Details of new shares of the Bank are as follows:-

	No. of new shares issued between	No. of new shares that would have been issued upon the exercise of all outstanding options	
Particulars of Issue	1.7.02 and 31.12.02	At 31.12.02	At 30.6.02
Exercise of UOB Executive Share Options	35,000	2,400,000	2,591,000

Note (3): The principal activity of Archer is to carry on the business of investment holding, and for that purpose to issue notes and bonds and apply the proceeds from the notes and bonds towards the purchase of debt securities.

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic Of Singapore)

4. REVIEW OF PERFORMANCE

Overseas Union Bank Limited ("OUB") was acquired and became a subsidiary of the Group on 20 September 2001. It was subsequently merged into the Bank on 2 January 2002. Accordingly, the financial statements of the Group and the Bank for 2002 reflect the full year impact of the enlarged operations whilst those of the Group for 2001 included only the last 3 months' results of the OUB Group. The financial data of the Group and Bank should therefore be viewed within this context.

(a) The Group achieved a 15.1% profit growth for 2002 with net profit after tax of $1,064 million. The growth in Group profits was mainly contributed by higher net interest income, higher fee and commission income, profits on the divestment of Haw Par Corporation Limited, as well as higher profits from associates. These were partially offset by lower dealing income, higher operating expenses, goodwill amortisation charge, and specific provision for loans.

(b) The Group's operating profit before goodwill amortisation and provisions increased by 48.5% over 2001 to $2,005 million in 2002, reflecting robust income growth and realized cost savings from integration.

The Group's operating income grew by 38.4% from $2,224 million in 2001 to $3,079 million in 2002. The growth was largely attributable to higher net interest income from a larger loan base resulting from the acquisition of OUB and to improved margin mainly as a result of lower cost of funds. Higher fee and commission income from an enlarged customer base and the gain from divestment of Haw Par Corporation Limited also contributed to the growth. These were partially offset by lower dealing income.

The Group's operating expenses comprising staff and other operating expenses rose by 22.9% from $874 million to $1,074 million. Both staff expenses and other operating expenses increased in 2002 largely due to the expanded operations resulting from the acquisition and integration of OUB into the Group.

The expense-to-income ratio improved from 39.3% in 2001 to 34.9% in 2002. The improvement reflected the cost savings achieved from the swift integration of OUB into the Group and the continued careful management of expenses by the Group.

(c) Goodwill amortisation charge increased from $48 million in 2001 to $196 million in 2002, mainly due to the full year impact as against 3 months charge in 2001.

(d) The increase in provision charge from $165 million in 2001 to $451 million in 2002 was mainly due to higher specific provision made on loans, which was necessitated by lower collateral value in a lacklustre property market and uncertain economic conditions.

(e) Share of profit of associates (before tax) improved by 71.6% to $123 million, primarily due to the exceptional gain recorded for the sale of Tiong Bahru Plaza by United Overseas Land.

(f) The Group's net loans and advances decreased by 3.3% or $2,008 million from $60,892 million as at 31 December 2001 to $58,884 million as at 31 December 2002. Group non-performing loans ("NPLs") fell by 4.8% or $289 million to $5,679 million as at 31 December 2002 as compared to $5,968 million as at 31 December 2001. Correspondingly, Group NPLs (excluding debt securities) as a percentage of gross customer loans decreased by 0.3% point from 9.3% as at 31 December 2001 to 9.0% as at 31 December 2002. Of the total Group NPLs of $5,679 million, $3,146 million or 55.4% were secured by collateral and $3,619 million or 63.7% were in the Substandard category.

(g) Total cumulative specific and general provisions for the Group increased by 5.1% or $170 million, from $3,334 million as at 31 December 2001 to $3,504 million as at 31 December 2002. General provision was $1,425 million or 40.7% of total cumulative provisions. The total cumulative provisions provided 61.7% coverage against Group NPLs, an increase of 5.8% points over the 55.9% reported as at 31 December 2001. For NPLs classified as Doubtful and Loss, the provision coverage stood at 170.1% as at 31 December 2002 as against 157.5% as at 31 December 2001.

大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic Of Singapore)

(h) Total assets of the Group decreased by 5.6% to $107.5 billion. Shareholders' funds decreased marginally by 0.5% to $12.7 billion.

5. DIVIDENDS

The Directors recommend the payment of a final dividend of 25% or 25 cents per share less 22.0% Singapore income tax (2001: 25% or 25 cents per share less 22.0% Singapore income tax) in respect of the financial year ended 31 December 2002.

In addition to the interim payment of 15% or 15 cents per share paid during the year, there was a special dividend by way of a distribution in specie of 64.3 million shares in Haw Par Corporation Limited ("Haw Par"), representing approximately 31.12% of the issued share capital of Haw Par held by UOB. This distribution represented a dividend of 18.8% or 18.8 cents per share less 22.0% Singapore income tax (2001: Nil).

The total dividend for the financial year ended 31 December 2002 will be 58.8% (2001: 40.0%) amounting to a total net dividend payment of $720 million (2001: S$426 million).

The total net dividend payment may be greater if, before the books closure date, options under the UOB Executives' Share Option Scheme are exercised for shares.

All existing holders of options granted under the UOB Executives' Share Option Scheme who exercise their options for shares by the books closure date will be entitled to the final dividend, in accordance with the terms of the UOB Executives' Share Option Scheme.

Subject to the approval at the forthcoming Annual General Meeting, the final dividend for the financial year ended 31 December 2002 will be paid on 30 May 2003.

6. CLOSURE OF BOOKS

Notice is hereby given that, subject to shareholders' approval of the payment of the aforementioned dividend at the Annual General Meeting to be held on 8 May 2003, the Share Transfer Books and Registers of Members of the Bank will be closed from 20 May 2003 to 21 May 2003, both dates inclusive. Duly completed transfers received by the Bank's Registrar, Lim Associates Pte Ltd, at 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00 p.m. on 19 May 2003 will be registered to determine shareholders' entitlement to the proposed ordinary dividend. In respect of ordinary shares in securities accounts with The Central Depository (Pte) Ltd ("CDP"), the final dividend will be paid by the Bank to CDP which will, in turn, distribute the dividend entitlements to shareholders.

BY ORDER OF THE BOARD
UNITED OVERSEAS BANK LIMITED

Mrs. Vivien Chan
Secretary

Dated this 28th day of February 2003

More details on UOB's 2002 results are available at the Bank's website at www.uobgroup.com

AUDITORS' REPORT TO THE MEMBERS OF UNITED OVERSEAS BANK LIMITED

We have audited the financial statements of United Overseas Bank Limited and the consolidated financial statements of the Group for the financial year ended 31 December 2002. These financial statements are the responsibility of the Bank's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform our audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying financial statements of the Bank and consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Singapore Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

  (i) the state of affairs of the Bank and of the Group at 31 December 2002, and the profit and changes in equity of the Bank and of the Group, and the cash flows of the Group for the financial year ended on that date; and

  (ii) the other matters required by section 201 of the Act to be dealt with in the financial statements of the Bank and the consolidated financial statements of the Group; and

(b) the accounting and other records, and the registers required by the Act to be kept by the Bank and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of all subsidiaries of which we have not acted as auditors, being financial statements included in the consolidated financial statements. The names of these subsidiaries are stated in Note 46 to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Bank are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification which is material in relation to the consolidated financial statements, and in respect of subsidiaries incorporated in Singapore did not include any comment made under section 207(3) of the Act.

PricewaterhouseCoopers
Certified Public Accountants

Singapore, 28 February 2003

大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

RETIREMENT OF MR LEE HEE SENG, SENIOR DEPUTY CHAIRMAN OF THE UOB GROUP

Singapore, 28 February 2003 - United Overseas Bank Limited ("UOB") wishes to announce that Mr Lee Hee Seng, Senior Deputy Chairman, will be retiring from the Bank in May 2003 and will not be seeking re-election as a director at the next UOB annual general meeting. UOB Board has accepted Mr Lee's decision with deep regret and wishes him a happy retirement.

Mr Lee, the former Group Chairman of Overseas Union Bank Limited ("OUB"), joined UOB at the invitation of UOB's Chairman & CEO, Mr Wee Cho Yaw after UOB's friendly takeover of OUB as Senior Deputy Chairman. He is also the Deputy Chairman of UOB's Executive Committee and a member of the Nominating Committee and Compensation Committee. Mr Lee provided invaluable assistance and advice in the OUB-UOB merger integration process following the takeover. He was a member of the Integration Steering Committee comprising top management executives. This Committee steered the two banks to a smooth integration of its information technology platforms, systems and human resources in the record time of eight months. He also oversaw the merger of various companies in the enlarged group and the divestment of some of the combined groups' non-core assets. UOB has indeed benefited greatly from his wealth of experience in banking and in the management and direction of major corporations in both the private and public sectors.

Mr Lee has a distinguished public service record for which he was twice decorated by the President, Republic of Singapore, the Meritorious Service Medal in 1976 and the Distinguished Service Order in 1989. Amongst the public offices he held were Chairman of the Housing & Development Board, the Public Service Commission, the Presidential Elections Committee, the Police & Civil Defence Services Commission, the Education Service Commission and the Lee Kuan Yew Exchange Fellowship. Mr Lee also sits on the boards of a number of major companies, including Singapore Press Holdings Limited and Overseas Union Enterprise Limited.

Mr Wee Cho Yaw said, "I am very grateful to Hee Seng for joining the UOB Board and its top Management team. He provided the continuity essential to the successful integration of the two banks. UOB will be the poorer for losing the services of a seasoned banker. I wish Hee Seng good health and happiness in his retirement."

For further information, please contact:

Geraldine Leong
UOB Corporate Affairs
Tel: (65) 6539 3981
Email: Geraldine.LeongWL@UOBgroup.com